FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc.

On 30 September 2013, the Company's Non-Executive Directors were allocated notional Ordinary Shares at a price of £15.74 per Ordinary Share, and notional ADSs at a price of $50.53 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 July 2013 to 30 September 2013:

Non Executive Director	Ordinary Shares	American Depositary Shares (ADSs)

Sir Christopher Gent	2,700.127

Professor Sir Roy Anderson	456.639

Dr Stephanie Burns		456.882

Stacey Cartwright	337.516

Lynn Elsenhans		822.388

Judy Lewent		387.357

Sir Deryck Maughan		1,152.137

Dr Daniel Podolsky		863.509

Tom de Swaan	416.931

Jing Ulrich		228.441

Hans Wijers	337.516

Sir Robert Wilson	337.516

The Company and the Non-Executive Directors were informed of these allocations on 1 October 2013.

This notification relates to transactions notified in accordance with
Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary
1 October 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 01, 2013

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc